SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934


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                          Snohomish Equity Corporation

                     (formerly Snohomish Equity Group, Inc)

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                                  July 15, 1999

            Nevada                                      33-0507843
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


219 Broadway, Suite 261, Laguna Beach CA                                92651
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code:       (949) 248-1765




The following Securities are to be registered pursuant to Section 12(g)/12(b) of the Act:


                           Common Voting Equity Stock

                                ("Common Stock")

                                    2,010,000



     The EXHIBIT INDEX is located at page 21 of this Registration Statement




Snohomish Equity Corporation  FORM 10-SB  July 15, 1999        Sequential Page 1


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                                     PART I
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                          Unnumbered Item: Introduction


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB or elsewhere and had never traded in brokerage transaction. The requirements of the OTCCB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This Issuer may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Issuer") company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and to potential targets have been identified, the business plan of this Issuer is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Issuer.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. This Corporation was first organized under the laws of the State of Texas on April 8, 1992, as Snohomish Equity Group, Inc. for the purpose of seeking out one or more potential business ventures, without regard to geographical considerations, which venture or ventures, in the judgment of management, warrant interest and involvement of the Company. On or about April 27, 1992, the company made its initial issuance of 2,000,000 shares of common stock to a single founders' group of six related founders, for cash. The Issuer made no further issuances until after its revival in 1999, and the total issued and outstanding shares of common stock stood at 2,000,000 shares until shortly before the date of this report. During 1992, the various Founders made private gifts of stock to family members and friends, totaling 108,108 shares: 27,093 to ten affiliates (six of whom remain affiliates); and 81,015 shares to a total of 94 non-affiliate shareholders. On or about April 29, 1992, the Company having caused incorporation of a wholly-owned subsidiary, Snohomish Capital Corporation, the Company authorized a stock dividend by which the ownership of that subsidiary would have been spun off to shareholders, but that dividend/spin-off was abandoned and never consummated, and the former subsidiary corporation expired without action, pursuant to the laws of Texas. The shares of the Company's common stock have never traded, over the counter or otherwise. This Company's predecessor remained dormant and inactive from 1993 to the present, its charter expiring in due course, pursuant to laws of Texas. About early 1997, the founder's control block of 1,891,892 shares, was acquired by Intrepid International S.A., a Panama Corporation. As of that time, there were


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     107,108 shares issued and outstanding to persons who were and are (with some exceptions) non-affiliate shareholders. The Company was formally reorganized in the State of Nevada on December 8, 1998, as Snohomish Equity Corporation, for the purpose of seeking out one or more potential business ventures, without regard to geographical considerations, which venture or ventures, in the judgment of management, warrant interest and involvement of the Company. On or about January 1, 1998 the Issuer authorized the Issuance of an additional 10,000 shares to its present officers, pursuant to ss.4(2) of the Securities Act of 1933. As a result, the total shares of common stock issued and outstanding is 2,010,000 shares, as of the date of this Statement.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

     (3) Period of Dormancy. Snohomish Equity Group, Inc., the predecessor of this Issuer became dormant by the end of its first year of existence. It ceased to remain in good standing in Texas, and it did not renew its corporate charter. In 1999, the present principal equitable shareholder resolved to caused the revival of this Issuer by the only means lawfully available after the passage of years; namely, by re-incorporating and re-organizing the new corporation as the successor to Snohomish Equity Group, Inc. Accordingly, Snohomish Equity Corporation was incorporated in Nevada on December 8, 1998, to be and become the successor of the former Snohomish Equity Group, Inc. This Issuer is now in good corporate standing and current with respect to its corporate obligations, filing fees and taxes.

(b) Business of the Issuer. This Company has recently revived following a period of dormancy for the past six years and has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this issuer at the present time, for the reason that only such attention is presently required. Management does, however, constantly review potential business combination proposals, and has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder.

     While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its interest in evaluating development stage companies in the electronic commerce, communication and internet industry. Management regularly reviews proposals for ventures in this area. It is possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Because of the Company's limited resources, and practical considerations, the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversity, but will may be limited to one merger or acquisition. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management an personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to anticipate.

     This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Management is in turn reliant upon the experience of its principal shareholder. For further information about the plans of this company, and about its principal shareholder, please see Item 2 of this Part, MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Snohomish Equity Corporation  FORM 10-SB  July 15, 1999        Sequential Page 3

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     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. While this issuer has little to recommend it competitively, as against other so-called "Blank Check Companies", its prospects rest in the skill and knowledge of management, and of management consultants, including the principal shareholder, and such acquaintances and credibility they may command among business brokers and promoters looking for dormant public companies. This Issuer is not desperate or overly eager to find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this issuer will prove competitively attractive to the kinds of transactions it seeks. Please see MANAGEMENT'S DISCUSSION AND ANALYSIS,
     Item 2 of this part, for an expanded discussion of these and related subjects of disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable

     (6) Dependance on one or a few major customers. Not Applicable

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Government for any government approval of principal products or services and status. Not applicable

     (9) Effect of existing or probable governmental regulations on the business. Not applicable.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. None at this time.

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 compliance issues. None. The issuer has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the issuer has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Company has recently revived following a period of dormancy for the past six years and has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     (1) Plan of Operation for the next twelve months. This Issuer's Management, and this Issuer's Principal shareholder are in continuous receipt of proposals from high-technology, telecommunication and internet projects, some new start-up, some with significant research and development in progress. It has not been and is not believed to be necessary for this Issuer to advertise, or for management to travel in search of candidates. It is likely that management might

Snohomish Equity Corporation  FORM 10-SB  July 15, 1999        Sequential Page 4

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     travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship. Extensive due diligence and evaluation of proposals is made by the principal shareholder in connection with its own business, and perforce for the benefit of this Issuer.

          (i) Cash Requirements and of Need for additional funds, twelve months. This Company has no immediate or forseeable need for additional funding, from sources outside of its circle of shareholders, and their consultants, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been and continue to be advanced by its management and principal shareholder. No significant cash or funds are required for its Management to evaluate possible transactions. Management reports that proposals are regularly made to the management and that it has not proven necessary for management to engage in costly search procedures. The issuer enjoys the non-exclusive use of office, telecommunication and incidental supplies of stationary, provided by its Officers and Attorneys. These Officers, Directors, and Attorneys of these issuer are substantially the same as those of its principal shareholder, such that its maintenance expenses are minimal and manageable during this period and for the foreseeable future.

               The following language is found in the notes of the independent auditor: "The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with."

               It is unlikely that this company can attract capital before it identifies an acquisition target. It is likely that this company can attract capital when it has done so, based upon the attractiveness of businesses and assets to be acquired.

               This Issuer accrued administrative expenses of only $1,000.00 in 1998, without revenues. These expenses represent advances for the issuer by its principal shareholder. While expenses for 1999 will increase without revenues, these expenses will consist of billings for legal and accounting services, auditing and filing fees, performed by the principal shareholder, including services of its counsel, and advances for auditing and filing. The Issuer does not accrue any Federal or State tax liability in its present condition, over and above an annual maintenance fee for the State of Nevada of about $100 per year. The principal shareholder bills and invoices the issuer on an agreed time-fee schedule and expects to defer receipt of payment for its services and reimbursement for its advances, for legal, accounting and professional services, at such time as corporate liquidity is realized, following the identification of specific acquisition of assets and businesses.

               Management estimates that the expenses to be accrued, without revenues, during the next eighteen months to be in a range of from $10,000.00 to $20,000.00 maximum, depending on whether a combination is effected sooner rather than later.

               These arrangements are believed to be adequate for the next eighteen months. In the event that no project is pursued within that time, this Issuer would be required to seek an additional or supplemental financial partner. However, market conditions seem to be growing increasingly favorable to the kind of business that Management is seeking, such that Management does not anticipate difficulty in selecting a suitable business combination within the next twelve to eighteen months.

               This Issuer does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the

Snohomish Equity Corporation  FORM 10-SB  July 15, 1999        Sequential Page 5

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          compelling interest of this Issuer to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

          (ii) Summary of Product Research and Development. None.

          (iii) Expected purchase or sale of plant and significant equipment. None.

          (iv) Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition and Results of Operations.

          (i) Operations and Results for the past two fiscal years. None. This Company has been dormant and inactive for the past two years without any operation or activity. It has incurred only nominal accrued expenses, without revenues to date.

          (ii) Future Prospects. The Company is unable to predict when it may participate in a business opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public issuers. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this issuer would expect to proceed to select a business combination within no sooner than six months nor longer than eighteen months. It cannot attract a partner before it can effect quotation of its common stock on the OTCBB.


(c) Reverse Acquisition Candidate. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse- acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Issuer would arise only when targeted business or assets have been identified. Until such time, this Issuer has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Issuer as without revenues or assets.

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                        Item 3. Description of Property.
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     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.

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     Item 4. Security Ownership of Certain Beneficial Owners and Management.
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(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Each of the following "Other Affiliates" are affiliates of the Issuer, by reason of their respective affiliation with the Principal Shareholder. Mr. Sifford and Mr. James are officer-affiliates of Intrepid, and Mr. Stocker is United States Counsel for Intrepid.

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Common Stock   SHAREHOLDER                          # Shares                 %
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Intrepid International, S.A.
P. O. Box 8807                                     1,891,892              94.12
Panama City 5
Republic of Panama
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SUBTOTAL PRINCIPAL SHAREHOLDER                     1,891,892              94.12
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J. Dan Sifford                                           531               0.03
3131 South West Freeway, #42
Houston, TX  77098
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Kirt W. James                                          3,000               0.15
33481 Spinnaker
Dana Point CA 92629
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Kirt W. James custodian                                 4500               0.22
for Jillian R. James
3842 Quail Hollow Drive
Salt Lake City, UT  84109
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William Stocker Trustee                                 1500               0.07
The Johannes Michael Beelner Living Trust
31878 Del Obispo 118-606
San Juan Capistrano CA 92675 34996
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William Stocker Trustee                                 2562               0.13
The Osha Makai Smith Living Trust
31878 Del Obispo 118-606
San Juan Capistrano CA 92675 34996
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William Stocker/Boni Light TTEE                         4500               0.22
The Fallowfield Family Trust
31878 Del Obispo 118-606
San Juan Capistrano CA 92675 34996
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Boni Light/William Stocker TTEE                         1500               0.07
The Tommy Hawk Endowment Trust
31878 Del Obispo 118-606
San Juan Capistrano CA 92675 34996
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SUBTOTAL OTHER AFFILIATES                             18,093               0.90
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     TOTAL Other Affiliate Ownership               1,909,985              95.02
================================================================================


(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees,

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naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant.

================================================================================
COMMON STOCK                                       Actual
SHAREHOLDER                                        Ownership                 %
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PETE CHANDLER               President
430 4th Street                                         5,000               0.25
Ogden UT 84404
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SUSAN SANCHEZ               Secretary/
34155 Camino El Molino      Treasurer                  5,000               0.25
Capistrano Beach CA 92624
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All Officers and Directors as a Group                 10,000               0.50
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Grand Total Shares                                 2,010,000             100.00
Issued and Outstanding
================================================================================

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance.

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                                     Item 5.
                         Directors, Executive Officers,
                         Promoters and Control Persons.
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     The following persons are the Directors of Registrant, having taken office
December 9, 1998, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     Please see Item 7, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS for information about the other affiliates of this issuer.

     Pete Chandler, PRESIDENT/DIRECTOR was born and raised in Northern Utah, where he received a Bachelor of Science Degree from Weber State University, in finance and business administrations. . He also attended DeVry Institute of Technology in Phoenix Arizona, where he studied computer information and accounting systems. He serves as Director of Research & Finance, for Corporate Relations & Management, Inc., from August 1999 and presently. From February 1997 until August 1999, he served as financial markets liaison to Jordan Richards Associates. From October 1994 until October 1996, he was an investment consultant to Everen Securities. From January 1, 1994 to October 1994, he was an agent for New York Life Insurance Company. From August 1993 to December 1993, he was a sales and leasing representative for Freeway Oldsmobile, Cadillac, Mazda. Mr. Chandler is a Board Member of the Foster Care Citizens Board, appointed in 1995, and involved in its community service activities.


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     Susan Sanchez, SECRETARY/TREASURER/DIRECTOR, has been a self-employed provider of paralegal, secretarial and administrative services for the last five years, for various public and private corporate clients. During this time she had become familiar with corporate and securities filings, NASD compliance, and maintenance of corporate records and minutes.

     While there are no arrangements for the resignation of these directors, it is manifestly clear that they are nominees of Intrepid International, Ltd. ("Intrepid US"), the United States agency of Intrepid International, S. A., of Panama. It is to be expected that present management would continue in office until a business combination is effected and would retire in favor of new management at that time.

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                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------


      Each of the two Officer/Directors have been issued 5,000 new investment shares of stock, for present service and incentive purposes. No other compensation, or plan of compensation, has been made, authorized or contemplated at the present time and for the present period of corporate inactivity and ill-liquidity.

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             Item 7. Certain Relationships and Related Transactions.
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     (a) the Principal Shareholder. Intrepid International, S. A. ("Intrepid")
is the principal shareholder of this issuer. It was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Company broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Panama Company, incorporated as Intrepid International, Ltd. ("Intrepid US") to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account. About early 1997, the founder's control block of 1,891,892 shares, was acquired by Intrepid International S.A., a Panama Corporation.

     Intrepid has two distinct relationships with this Issuer. The Panama Company is the principal and controlling shareholder. The Nevada subsidiary is the principal financial service provider under contract with the Issuer. The following persons and their relationships to Intrepid are disclosed as follows:

                                     Panama

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's

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Social Security Administration. He has also served as the President of the
Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

                          United States Representatives

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.

     The officers, directors and controlling persons of Intrepid International, Ltd. (Nevada) ("Intrepid U.S.") are two individuals; KIRT W. JAMES, and J. DAN SIFFORD, JR.

     Kirt W. James, the President of Intrepid U.S., has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place.

     J. Dan Sifford, Jr., Secretary-Treasurer of Intrepid U.S., grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary,

Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 10

Robmar International, S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean.

     (b) Other Relationships. Certain Trusts have been listed as affiliates in
Item 4 of this part, for the reason that the trustees are affiliates of the Issuer. In addition to those mentioned in paragraph (a) preceding, William Stocker, Special Securities Counsel to this Issuer, is also Counsel to the Principal Shareholder, and elects to be treated as, and is deemed to be, an affiliate of the Issuer.

     (c) Material Contracts. The relationships between Intrepid, as a financial service provider, and the Issuer is memorialized in a written agreement, a copy of which is attached as Exhibit 6.1 hereto. The special relationship between Intrepid's General Counsel, as Special Securities Counsel to this Issuer, is memorialized in a written agreement, a copy of which is attached as Exhibit 6.2 hereto.


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 11

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
                        Market Price of and Dividends on
                         Registrant's Common Equity and
                           Other Shareholder Matters.
--------------------------------------------------------------------------------


(a) Market Information. The Common Stock of this Issuer is not quoted Over the Counter on the Bulletin Board ("OTCBB"), or otherwise and has never traded in brokerage transactions. There has never been any established market price for the common stock of this issuer.

================================================================================
PERIOD        high bid     low bid     period       high bid     low bid
--------------------------------------------------------------------------------
2nd  1998     None         None        4th 1998     None         None
--------------------------------------------------------------------------------
3rd 1998      None         None        1st 1999     None         None
================================================================================

(b) Holders. 107

(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------


     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------


     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------


     On or about January 1, 1998, the issuer authorized the issuance of 10,000 shares of common stock, pursuant to ss.4(2) of the Securities Act of 1933, to its present officers, 5,000 shares each, for present services and incentive purposes. There have been no other issuances by this issuer since 1992.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------


     The issuer's By-Laws provide: "The Corporation shall indemnify its present or former Directors and officers, employees, agents and other persons to the fullest extent permissible by, and in accordance with the procedures contained in, Article 2.02-1 of the Texas Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the Articles of Incorporation or By-Laws of the Corporation, any general or specific action of the Board of Directors, the terms of any contract, or as may be permitted or required by common law."


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 12

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

                              Financial Statements



     Provided beginning on the following page are audited financial statements for the Three Months ended March 31, 1999, and the years ended December 31, 1998 and 1997. Crouch, Bierwolf & Chisholm are the Issuer's Independent Auditors.


                                    CONTENTS



Independent Auditors' Report ..................................................3

Balance Sheets ................................................................4

Statements of Operations ......................................................5

Statements of Stockholders' Equity ............................................6

Statements of Cash Flows ......................................................7

Notes to the Financial Statements .............................................8

Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 13

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Snohomish Equity Corporation

We have audited the accompanying balance sheets of Snohomish Equity Corporation (a Development Stage Company) as of March 31, 1999, December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 and from inception on April 8, 1992 through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snohomish Equity Corporation (a Development Stage Company) as of March 31, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 and from inception on April 8, 1992 through March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
April 18, 1999


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 14

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                     March 31,          December 31,
                                                     ---------          ------------
                                                       1999         1998           1997
                                                       ----         ----           ----
Current assets
   Cash                                           $      --      $      --      $      --
                                                  ----------     ----------     ----------

Total Current Assets                                     --             --             --
                                                  ----------     ----------     ----------
      Total Assets                                $      --      $      --      $      --
                                                  ----------     ----------     ----------

                      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable                                      --             --             --
                                                  ----------     ----------     ----------
       Total Current Liabilities                         --             --             --
                                                  ----------     ----------     ----------

Stockholders' Equity
   Common Stock, authorized
     50,000,000 shares of $.001 par value,
     2,010,000, 2,010,000   and 2,000,000
     shares issued and outstanding, respectively       2,010          2,010          2,000
   Additional Paid in Capital                          6,990          6,990          6,000
   Deficit Accumulated During the
     Development Stage                                (9,000)        (9,000)        (8,000)
                                                  ----------     ----------     ----------

       Total Stockholders' Equity                        --             --             --
                                                  ----------     ----------     ----------

Total Liabilities and Stockholders' Equity        $      --      $      --      $      --
                                                  ----------     ----------     ----------

    The accompanying notes are an integral part of these financial statements


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 15

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                            Statements of Operations

                                         For the                                                        Deficit
                                       Three Months                                                   Accumulated
                                          Ended              For the years ended December 31,          during the
                                        March 31,    ----------------------------------------------   development
                                          1999           1998           1997             1996            Stage
                                      ------------   -----------    -------------   ---------------   -----------
Revenues:                             $       --     $      --      $        --     $          --     $      --

Expenses:

   General & Administrative                   --          (1,000)            --                --          (9,000)
                                      ------------   -----------    -------------   ---------------   -----------

          Total Expenses                      --          (1,000)            --                --          (9,000)
                                      ------------   -----------    -------------   ---------------   -----------

Net (Loss)                            $       --     $    (1,000)   $        --     $          --     $    (9,000)
                                      ============   ===========    =============   ===============   ===========

Net Loss Per Share                    $      (0.00)  $     (0.00)   $       (0.00)  $         (0.00)  $     (0.00)
                                      ============   ===========    =============   ===============   ===========

Weighted average shares outstanding      2,010,000     2,010,000        2,000,000         2,000,000     2,001,727
                                      ============   ===========    =============   ===============   ===========

    The accompanying notes are an integral part of these financial statements



Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 16

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                   Additional      Deficit
                                                                    Paid-in      Accumulated
                                                                    Capital
                                                                                 During the

                                              Common Stock        (Discount on
                                                                                  Development
                                          Shares        Amount        Stock)        Stage
                                        ---------     ---------     ---------     ---------
Balance at beginning of development
 stage - April 8, 1992                  2,000,000     $   2,000     $   6,000     $    --

Net loss December 31, 1992                   --            --            --          (8,000)
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1992              2,000,000         2,000         6,000        (8,000)

Net loss December 31, 1993                   --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1993              2,000,000         2,000         6,000        (8,000)

Net loss December 31, 1994                   --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1994              2,000,000         2,000         6,000        (8,000)

Net loss December 31, 1995                   --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1995              2,000,000         2,000         6,000        (8,000)

Net loss December 31, 1996                   --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1996              2,000,000         2,000         6,000        (8,000)

Net loss December 31, 1997                   --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1997              2,000,000         2,000         6,000        (8,000)

Common stock issued for services           10,000            10           990          --

Net loss December 31, 1998                   --            --            --          (1,000)
                                        ---------     ---------     ---------     ---------

Balance, December 31, 1998              2,010,000         2,010         6,990        (9,000)

Net loss for the three months ended
 March 31, 1999                              --            --            --            --
                                        ---------     ---------     ---------     ---------

Balance, March 31, 1999                 2,010,000     $   2,010     $   6,990     $  (9,000)
                                        =========     =========     =========     =========



    The accompanying notes are an integral part of these financial statements


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 17

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                   For the                                        From inception
                                                    Three                                               on
                                                    Months    For the years ended December 31,    April 8, 1992
                                                    Ended     --------------------------------       through
                                                  March 31,   March 31,
                                                    1999        1998        1997        1996           1999
                                                 ----------  ----------  ----------   -------        -------
Cash Flows form Operating
 Activities

     Net loss                                    $     --    $   (1,000) $     --     $  --          $(9,000)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Shares issued for services                        --         1,000        --        --            1,000
                                                 ----------  ----------  ----------   -------        -------

Net Cash Flows used in
 Operating Activities                                  --          --          --        --           (8,000)
                                                 ----------  ----------  ----------   -------        -------

Cash Flows from Investment
 Activities:                                           --          --          --        --             --
                                                 ----------  ----------  ----------   -------        -------

Cash Flows from Financing
 Activities:
    Stock issued for cash                              --          --          --        --            8,000
                                                 ----------  ----------  ----------   -------        -------

Net increase (decrease) in cash                        --          --          --        --             --

Cash, beginning of year                                --          --          --        --             --
                                                 ----------  ----------  ----------   -------        -------

Cash, end of year                                $     --    $     --    $     --     $  --          $  --
                                                 ==========  ==========  ==========   =======        =======


Supplemental Cash Flow Information
   Cash Paid for:
     Interest                                    $     --    $     --    $     --     $  --          $  --
     Taxes                                       $     --    $     --    $     --     $  --          $  --

    The accompanying notes are an integral part of these financial statements


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 18

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                        Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

a. Organization

     Snohomish Equity Corporation is a Texas corporation organized on April 8, 1992 under the name of Snohomish Equity Group, Inc., for the purpose of seeking out one or more potential business ventures. The Company was formally reorganized in the State of Nevada on December 8, 1998.

b. Accounting Method

     The Company recognizes income and expenses on the accrual basis of accounting.

c. Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d. Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e. Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $9,000 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

Deferred tax assets and the valuation account is as follows at March 31, 1999 and December 31, 1998 and 1997.
                                 March 31,            December 31,
                                   1999           1998            1997
                                   ----           ----            ----
Deferred tax asset:
   NOL carrryforward             $ 3,060        $ 3,060        $ 2,720
Valuation allowance               (3,060)        (3,060)        (2,720)
                                 -------        -------        -------
Total                            $  --          $  --          $  --
                                 =======        =======        =======


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 19

                          Snohomish Equity Corporation
                          (a Development Stage Company)
                        Notes to the Financial Statements
                   March 31, 1999, December 31, 1998 and 1997

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stockholders' Equity

          In April 1992, 2,000,000 shares of common stock were issued in exchange for cash of $8,000.

          In January 1998, 10,000 shares of common stock were issued to officers in exchange for services valued at $1,000.


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 20

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

     Each Exhibit is filed under an Exhibit Cover-page, and indexed by the Exhibit Number, Description, and sequential page number of this Registration Statement. Exhibit Table References Numbers refer to the number assigned each category of documents by Part III of Form 1-A.

================================================================================
Exhibit              Table Category  /  Description of Exhibit             Page
 Table                                                                    Number
   #
--------------------------------------------------------------------------------
              [2] Articles/Certificates of Incorporation, and By-Laws
--------------------------------------------------------------------------------
  2.1     Articles of Incorporation: Snohomish Equity Corporation.          23
--------------------------------------------------------------------------------
  2.2     By-Laws of Snohomish Equity Corporation.                          25
--------------------------------------------------------------------------------
                [3] INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------
   3     Specimen Certificate: Class A Common Voting Equity Stock           36
--------------------------------------------------------------------------------
                             [6] MATERIAL CONTRACTS
================================================================================
  6.1    Intrepid International Financial Services Consulting Agreement     38
--------------------------------------------------------------------------------
  6.2    Attorney Disclosure and Special Relationship Agreement             44
================================================================================


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 21

                                   Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 15, 1999


   Pete Chandler                                           Susan Sanchez
----------------------------------           -----------------------------------
Pete Chandler                                              Susan Sanchez
President/Director                               Secretary-Treasurer/Director


Snohomish Equity Corporation  FORM 10-SB  July 15, 1999       Sequential Page 22